Filed by McDATA Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: McDATA Corporation

Commission File No.: 000-31257

McDATA CORPORATION, A DELAWARE CORPORATION, ISSUED THE FOLLOWING

PRESS RELEASE ON JANUARY 11, 2007.

FOR IMMEDIATE RELEASE:	Jan. 11 2007

Contacts
Media:		Investors:

Jil Backstrom Office: (720) 558-4774 press.release@mcdata.com		Renee Lyall Office: (408) 567-5815 renee.lyall@mcdata.com

ISS and Glass Lewis Recommend Stockholders Approval of McDATA Acquisition

BROOMFIELD, Colo. —Jan. 11, 2007— McDATA Corporation (Nasdaq: MCDTA/MCDT), a leading provider of data access solutions, today announced that Institutional Shareholder Services and Glass, Lewis & Co., two leading independent proxy advisory firms, both recommend that McDATA stockholders vote “FOR” Brocade Communication Systems, Inc.’s (Nasdaq: BRCD) proposed acquisition of McDATA. The vote will occur during McDATA’s January 25, 2007, special meeting of stockholders. Stockholders of record as of the close of business on November 30, 2006, will be entitled to vote at the special meeting.

ISS and Glass Lewis are widely recognized as the leading independent proxy advisory firms in the nation. Their recommendations are reviewed and considered by major institutional investment firms, mutual firms and other fiduciaries throughout the country.

On January 10, 2007, an ISS report recommended, “…based on our review of the strategic rationale, the positive market reaction to merger announcement and the offer price premium, we believe that the merger agreement warrants shareholder approval.”*

11802 Ridge Parkway	Broomfield, CO 80021	720.558.8000	fax: 720.558.3860	www.mcdata.com

Glass Lewis’ January 8, 2007 report, also recommended stockholder approval. In the report, Glass Lewis said, “Despite the ongoing FTC review, we believe that the proposed transaction has benefits for shareholders of both companies. The combination allows the companies to address the increasingly competitive marketplace and the potential entry of other companies. The transaction allows the companies to broaden and integrate their product lines, reduce operational costs, accelerate investments in new products, and deliver higher levels of service to the combined customer base.”*

*	Permission to use quotations from the ISS and Glass Lewis reports was neither sought nor obtained.

“ISS and Glass Lewis’s recommendations follow the McDATA Board’s belief that joining with Brocade will improve long-term growth opportunities, and thus create significant value for our stockholders,” said McDATA Chief Executive Office John Kelley, “Greater efficiencies and more agile scalability gained with the acquisition should position the combined entity well for faster innovation, stronger partnerships and the ability to respond quickly with solutions that meet customers’ requirements.”

As previously announced on August 8, 2006, McDATA and Brocade have entered into a definitive agreement whereby Brocade will acquire McDATA in an all stock transaction. Under the terms of the agreement, McDATA stockholders will receive 0.75 shares of Brocade common stock for each share of McDATA class A common stock and each share of McDATA class B common stock they hold. The acquisition is subject to obtaining approval from both Brocade and McDATA stockholders, regulatory approvals and certain other closing conditions.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC

Brocade has filed with the SEC a Registration Statement on Form S-4 in connection with the merger and Brocade and McDATA have filed with the SEC and mailed to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Brocade, McDATA, the merger and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. Investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5676 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the merger described herein. Information regarding the special interests of these directors and executive officers in the merger described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5676 or investor-relations@brocade.com.

McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the merger described herein. Information regarding the special interests of these directors and executive officers in the merger described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

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About McDATA (www.mcdata.com)

McDATA (Nasdaq: MCDTA/MCDT) is the leading provider of data access solutions, helping customers build, globally connect, optimize and centrally manage data infrastructures across SAN, MAN and WAN environments. With nearly 25 years experience developing SAN products, services and solutions, McDATA is the trusted partner in the world’s largest data centers, connecting more than two-thirds of all networked data.

Forward-Looking Statements

This press release contains statements about expected future events that are forward-looking and subject to risks and uncertainties. Readers are urged to consider statements that include the terms “believes”, “belief”, “expects”, “plans”, “objectives”, “estimates”, “anticipates”, “intends”, “targets”, or the like to be uncertain and forward-looking. Factors that could cause actual results to differ and vary materially from expectations include, but are not limited to, McDATA’s relationships with EMC, IBM and Hitachi Data Systems and the level of their orders, aggressive price competition by numerous other SAN and IP switch suppliers, OEM qualification of our new products—such as the Intrepid 10000 Director, integration of CNT’s sales and marketing functions, manufacturing constraints, constraints in obtaining third party product for resale and other risk factors that are disclosed in McDATA’s filings with the Securities and Exchange Commission. These cautionary statements by McDATA should not be construed as exhaustive or as any admission regarding the adequacy of disclosures made by McDATA. All cautionary statements should be read as being applicable to all forward-looking statements wherever they appear. McDATA does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.